EXHIBIT 11.1

COMPUTATION OF NET INCOME PER SHARE

GEORGIA BANK FINANCIAL CORPORATION
AND SUBSIDIARY

	Year ended December 31,

	2002	2001	2000

Net income	$6,010,125	$4,561,004	$4,002,296

Basic and diluted net income per share:(1)
Weighted average number of common shares outstanding	2,385,280	2,385,280	2,397,327

Basic net income per share	$2.52	$1.91	$1.67

Weighted average number of common and common equivalent shares outstanding	2,397,613	2,389,149	2,398,260

Diluted net income per share	$2.51	$1.91	$1.67

   (1)    Adjusted on a comparative basis for the 15% stock dividend payable August 31, 2001.